Exhibit 99.1

Ctrip Announces Ms. Jane Jie Sun as New CEO and Director

SHANGHAI, November 16, 2016 /PRNewswire/ — Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading travel service provider of hotel accommodations, transportation ticketing, packaged tours and corporate travel management in China, today announced that its board of directors has appointed Ms. Jane Jie Sun as Chief Executive Officer and a member of the board of directors of the Company, effective immediately. Mr. James Jianzhang Liang, Ctrip’s Chairman and former Chief Executive Officer, will serve as Executive Chairman of the board with specific focus on Ctrip’s strategies and initiatives relating to innovations, international expansion, information technology, and investments and strategic alliances.

Ms. Sun has served at several senior executive positions at Ctrip since 2005. She was Ctrip’s Chief Operating Officer since May 2012 and Co-President since March 2015, and Chief Financial Officer from 2005 to 2012. Ms. Sun is well respected for her extensive experiences in operating and managing online travel businesses, mergers and acquisitions, and financial reporting and operations. During her tenure as Ctrip’s Chief Financial Officer, she won the Best CFO Award by Institutional Investor and Best CFO Award by CFO World. Prior to joining Ctrip, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. since 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. She is a member of American Institute of Certified Public Accountants and State of California Certified Public Accountant. Ms. Sun received her bachelor’s degree from the business school of the University of Florida with high honors. She also attended Beijing University Law School and obtained her LLM degree.

Commenting on Ms. Sun’s promotion, Mr. Liang said, “Jane and I have been working together for eleven years. She has played a critical role in defining the Company’s strategic directions, managing business operations, making strategic investments and acquisitions, creating the current corporate structure, and cultivating new generation of talented business leaders. She also processes a unique leadership style and great personal characteristics. I have complete faith in Jane taking on the CEO role. We will work together, along with the rest of the team, to bring Ctrip to the next level.”

“I would like to thank the board for the confidence and trust in me,” said Ms. Sun, “I would also like to thank James for what he has accomplished: leading Ctrip to overcome various challenges to where we are today and laying the foundation for our future growth. I had the honor to work alongside with James during this period. Going forward, James and I will continue to work together to drive Ctrip to new heights. I am very excited about Ctrip’s future and will work hard with the board, management team and rest of the Company to grow it into the most innovative and valuable OTA in the world!”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the SEC, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880, ext. 12300
Email: iremail@ctrip.com